November 16, 2012

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Sturm, Ruger & Company, Inc. Definitive Proxy Statement on Schedule 14A Filed March 15, 2012 File No. 1-10435

Dear Mr. Cash:

In response to your letter of October 5, 2012, we have further reviewed certain of our disclosures. In some instances we concur with your comments and will provide additional disclosures in future filings beginning with our 2013 Proxy Statement. In some instances, while we understand and appreciate your concern, we do not believe that additional disclosures are warranted or would benefit investors. In such instances, we provide an explanation supporting our position.

The comments included in your October 5, 2012 letter and our responses follow:

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 19

How Does the Company Determine the Amount/Formula for Each Element?, page 21

Comment 1.

We note your response to comment six of our letter dated August 1, 2012 and, in particular, that you use certain peer group information as a “point of reference,” but that you do not “target” your compensation levels against your peer groups. Please note that benchmarking includes using compensation data about other companies as a reference point, either wholly or in part, to base, justify, or provide a framework for a compensation decision. See Question 118.05 of the Compliance and Disclosure Interpretations for Regulation S-K. In future filings, please identify the benchmark and the component companies included in the peer group, and disclose where actual payments fell within certain parameters. See Item 402(b)(1)(v) and (b)(2)(xiv) of Regulation S-K.

Response

We reviewed Question 118.05 of the Compliance and Disclosure Interpretations for Regulation S-K and agree that our methodology falls within the very broad definition of benchmarking.

In future filings, to the extent applicable, we will disclose the component companies included in the independent consulting group’s report. However, since we only use this information to provide a framework for our compensation decisions, there is no “benchmark” or “certain parameters” to be included in our disclosure.

How are Bonuses and Profit Sharing Determined?, page 22

How are Equity Compensation Awards Determined?, page 22

2011 Target Compensation Table, page 26

Comment 2.

We note your response to comment seven of our letter dated August 1, 2012. However, we continue to believe that the disclosure provided on page 22 does not explain how you determined the target compensation value for each named executive officer. For example, your disclosure regarding the annual performance-based incentive bonus states only that individual bonus opportunities range from between 2.5% to 95% of each employee’s annual base salary. However, the disclosure does not explain which target was used for each named executive officer and how that target was selected. This is just one example. In future filings, please revise your disclosure to explain how you determine the target compensation for each of your named executive officers.

Response

While we submit that our disclosure is appropriate, in future filings we will endeavor to enhance our disclosure related to the determination of target compensation for each named officer.

2011 Incentive Compensation Pre-Determined Goals Table, page 27

Comment 3.

We note your response to comment eight of our letter dated August 1, 2012. In future filings, please disclose, to the extent accurate, that for performance-based non-equity compensation awards, named executive officers receive an award in proportion to the achievement of the performance goal, including disclosing whether there is any maximum or minimum payout.

Response

In future filings we will disclose, to the extent applicable, that for performance-based non-equity compensation awards, (1) named executive officers receive an award in proportion to the achievement of the performance goal, and (2) that there is no maximum or minimum payout.

2011 Summary Compensation Table, page 28

Comment 4.

We note your response to comment nine of our letter dated August 1, 2012. To the extent applicable, please include disclosure in future filings stating how you determined the amount of any time-based stock awards, or any other awards granted outside of the equity incentive plan, including how the award fits into your overall compensation objectives.

Response

In future filings, to the extent applicable, we will endeavor to include disclosure stating how the amount of any time-based stock awards or any other awards granted outside of the equity incentive plan were determined, including how the award fits into the overall compensation objectives.

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The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or further clarification, please call me at (203) 259-7843 ext.33251.

Sincerely,

/s/ Thomas A. Dineen

Thomas A. Dineen

Vice President, Treasurer and Chief Financial Officer